Filed pursuant to Rule 424(b)(3)

Registration No. 333-108947

CBL & Associates Properties, Inc.

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 25, 2006

(To Prospectus Dated September 19, 2003)

Dividend Reinvestment Plan

Common Stock

(Par Value $.01 per Share)

This Prospectus Supplement is part of, and must be delivered and used only in conjunction with, the Prospectus relating to our Dividend Reinvestment Plan (the “Plan”) dated September 19, 2003. This Prospectus Supplement describes certain changes to the Plan and supersedes the information in the Prospectus only to the extent inconsistent with the Prospectus. The changes to the Plan include:

Administration. Effective May 5, 2006, following the sale by SunTrust Bank of its stock transfer agency and related businesses to Computershare Investor Services, LLC, an affiliate of Computershare Trust Company, N.A., a nationally chartered limited purpose trust company having its principal office in Canton, Massachusetts, the Plan is administered by Computershare Trust Company, N.A., with Computershare Shareholder Services, Inc. acting as the servicing agent (“Computershare”). Accordingly, all references in the Prospectus to SunTrust or to the Plan administrator shall now be deemed to refer to Computershare. All correspondence related to the Plan should be addressed to Computershare as follows:

Computershare	Or, if a street address is required for the mail delivery, to:
P.O. Box 43078	Computershare
Providence, RI 02940-3078	250 Royall Street, Mail Stop 1A
Telephone: (800) 568-3476	Canton, MA 02021

Enrollment. All references in the Prospectus to the authorization card used by SunTrust for enrollment in the Plan shall be deemed, from and after the date of this Prospectus Supplement, to refer to the Computershare enrollment form. To enroll in the Plan, simply complete the enrollment form and return it to Computershare at the address provided on the form. You may also enroll online by visiting www.computershare.com and following the instructions provided. You will be asked to fill out an online enrollment form and to accept the terms and conditions of the Plan. Shareholders who participate in the Plan may terminate their participation at any time. Shareholders who do not wish to participate in the Plan need not take any action and will continue to receive their cash dividends, if, as and when declared, as usual.

Investment Options. In conjunction with the adoption of the Computershare enrollment form, the investment options for the Plan described under Question 8 in the Prospectus have been modified. The three options available to you on the Computershare enrollment form are as follows:

(a)	The “Full Dividend Reinvestment” option on the Computershare enrollment form remains essentially unchanged.
(b)

The “Partial Dividends Paid in Cash” option on the Computershare enrollment form has replaced the “Partial Dividend Reinvestment” option on the SunTrust form, reflecting the fact that a participant will now specify the number of whole shares on which dividends will be paid in cash rather than reinvested. The number of whole shares specified to receive dividends in cash includes both shares held by you in stock certificate form and shares credited to your account in book-entry form. Dividends on any remaining shares will be reinvested.

(c)

Under the “All Dividends Paid in Cash” option on the Computershare enrollment form, a participant will receive dividends in cash on all shares, including both shares held by you in stock certificate form and shares credited to your account in book-entry form. While the Computershare enrollment form does not contain an “Optional Cash Investments Only” option as the SunTrust form did, you are free to make optional cash investments through the Plan at any time, regardless of which of the three options you select on the Computershare enrollment form.

This amendment will not affect shareholders previously enrolled in the Plan as of the date of this Prospectus Supplement. These Plan participants will continue to participate as they have in the past.

How to Make Optional Cash Investments. Participants may now make optional cash investments either by mailing a check (payable to Computershare), together with a properly executed Cash Remittance Form (which will accompany your periodic statement of account), to Computershare at the address set forth above (all as described in more detail under Question 15 in the Prospectus), or by initiating one-time or reoccurring Automated Clearing House (ACH) debits online at www.computershare.com. Participants may also obtain a Direct Debit Authorization Form by calling or writing to Computershare. Please note that Computershare will not accept cash, traveler’s checks, money orders or third party checks. Participants may choose to make optional cash investments regardless of whether or not they also have elected full or partial dividend reinvestment under the Plan.

How to Request Certificates for Shares Purchased Under the Plan. In addition to requesting certificates for shares of common stock purchased or deposited under the Plan in writing directed to Computershare at the address set forth above, as described under Question 19 in the Prospectus, requests for certificates also may be made online at www.computershare.com or by calling Computershare at the telephone number set forth above.

How to Request That Shares Held in a Plan Account be Sold. In addition to making a written request to sell all or any part of the shares held in his/her account under the Plan as described under Question 26 in the Prospectus, a participant may make a request to sell shares online at www.computershare.com or by calling Computershare at the telephone number set forth above.

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The date of this Prospectus Supplement is September 25, 2006.